April 29, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
11700 W Charleston Blvd #73
Las Vegas, NV 89135

       Re: THC Therapeutics, Inc.
           Amendment No. 3 to Registration Statement on Form 10-12G Filed April 8, 2019
           File No. 000-55994

Dear Mr. Romanek:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2019 letter.

Amendment No. 3 to Form 10 filed April 8, 2019

General

1. Please reconcile your response to the first sentence of prior comment 1 with your disclosure on pages 21 and 27. Also clarify how you addressed the last sentence of prior comment 1; for example, it is unclear how your disclosure on page 25 addresses all relevant transactions reflected on page F-3.
Overview, page 4

2. Please indicate the nature of the business activities that the registrant conducted under its current and previous names. For activities that the registrant no longer conducts, address the reasons that those activities were discontinued. Add appropriate risk factor disclosure regarding (1) the registrant's history of discontinued activities and (2) the nature and
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
April 29, 2019
April 2 2019 Page 2
Page 29,
FirstName LastName
         magnitude of any of the registrant's retained obligations or liabilities related to discontinued activities or previous activities that are not currently a focus. Also tell us the potential accounting impact of any such obligations or liabilities.
3. Please tell us the status of any arrangements you have with Transform Group. If prior relationships or agreements were terminated, please tell us the nature of those relationships or agreements and the date that they were terminated.
4. We note the references to four press releases per month in Section 1 of exhibit 10.2 to your Form 8-K filed February 20, 2019. Please provide us copies of those press releases.
         Also, please tell us the address of the Informational Website mentioned in that exhibit.
Description of Business, page 4

5. Given your revised disclosure in response to prior comment 4, it is unclear why you refer to your product throughout your filing as "sanitizing." Please advise or revise your disclosure as appropriate.
Legacy Crypto-Related Assets, page 5

6. Please clarify how you addressed the last sentence of prior comment 7. Patent, Trademark, License & Franchise..., page 7

7. Please provide us your analysis of whether the assignment of the patents that you mention in your response to prior comment 9 should be filed as an exhibit to your registration statement. Also, tell us how the registrant acquired the rights to the claims covered by application no. 15/467,722 that you mention in this section.
Risk Factors, page 8

8. We note your response to prior comment 5. Please provide us your analysis of the materiality of any risk that the Commission or a court might disagree with your conclusions regarding the applicability of an exemption from registration under the
         Securities Act.
If we were deemed an investment company..., page 9

9. We note your response to prior comment 2 that you believe you are not an investment company pursuant to rule 3a-2 under the Investment Company Act.

             Please supplementally confirm that an appropriate resolution was made by your board of directors and has been recorded contemporaneously in your minute books or comparable documents pursuant to rule 3a-2(a)(2) under the Investment Company Act, and provide the date such resolution was made.
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany NameTHC Therapeutics, Inc.
April 29, 2019
April 3 2019 Page 3
Page 29,
FirstName LastName
             Please supplementally provide the date in which the one-year period commenced pursuant to rule 3a-2(b) under the Investment Company Act. As you noted in your prior response, you are relying on rule 3a-2, which provides that the period of time shall commence on the earlier of: (1) the date on which an issuer owns securities and/or cash having a value exceeding 50 percent of the value of such issuer's total assets or (2) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer's total assets
             (exclusive of Government securities and cash items). In your response, please provide a discussion of your acquisition of equity or tokens of any blockchain technology company, including BurstIQ, ImpactPPA and Robot Cache, and at what point these acquisitions caused you to exceed such limits noted above.
10. We note your response to prior comment 18 that states "as of the date of this correspondence, the Company has not received the tokens or equity in Robot Cache, but based on information available to the Company in March 2019, the Company believes that it will receive some form of equity in lieu of tokens and that the issuance is expected to take place within the next 180 days." We also note your disclosure on page 5 that states
         "we have not received, and we may never receive, any tokens or equity of any of the
         Target Companies, and even if we do, we plan to hold any such assets as a long-term investment." Please supplementally discuss whether your plan to hold such assets as a long-term investment, if received, would cause you to fall under the definition of an investment company under the Investment Company Act. Further, please discuss your plans to ensure that you do not fall under the definition of an investment company in the future based on your holdings in investment securities.
Provisions in our articles of incorporation..., page 12

11. We note your response to prior comment 11. Please revise your disclosure to clarify which provisions of your articles or incorporation, bylaws and law are relevant to this risk factor.
Security Ownership of Certain Beneficial Owners and Management, page 21

12. We note your disclosure on page 6 regarding the securities issued to Robot Cache. Please tell us why the first table in your disclosure on page 22 does not include Robot
         Cache and the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to your securities held by Robot
Cache.
Transactions with Related Persons, page 25

13. Please address that part of prior comment 12 regarding accounts payable related party.
Legal Proceedings, page 26

14. Please disclose the factual basis alleged to underlie the BurstIQ proceeding. Also quantify the damages sought.
 Brandon Romanek
THC Therapeutics, Inc.
April 29, 2019
Page 4
Recent Sales of Unregistered Securities, page 27

15. Please revise your disclosure regarding the sales to consultants to clarify the nature and aggregate amount of consideration you received. For example, if appropriate, disclose the type and duration of consulting services you received.
16. Please provide us your calculations using the information in this section to show us how the number of outstanding common shares increased to 13,107,190 from the number outstanding on July 31, 2018 as indicated on page F-1.
Item 15. Financial Statements and Exhibits, page 32

17. We note from the third paragraph on page 14 that the reverse stock split which took effect on December 10, 2018 has not been applied to your audited financial statements for the fiscal years ended July 31, 2018 and 2017. Revise your financial statements and all relevant sections of the filing to give retroactive effect to the reverse stock split for all periods presented. Refer to ASC 260-10-55-12 and SAB Topic 4C. Consolidated Statement of Cash Flows, page F-3

18. We note that your statement of cash flows is labeled for the three months ended January
      31, 2019 and 2018. However, the financial information appears to be for the six months ended January 31, 2019 and 2018. Please revise your filing to refer to the correct periods.
      Refer to Rule 8-03 of Regulation S-X.
Exhibits

19.   Please file the promissory notes mentioned on pages 17 and F-7.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameBrandon Romanek
                                                             Division of
Corporation Finance
Comapany NameTHC Therapeutics, Inc.
                                                             Office of
Electronics and Machinery
April 29, 2019 Page 4
cc:       Lance Brunson, Esq.
FirstName LastName